EXHIBIT 10.29

March 22, 2017

Karen Rapp

14021 Nutty Brown Rd

Austin, TX 78737

Subject:  Job Offer

Dear Karen,

National Instruments would like you to become part of our team by accepting the enclosed National Instruments Job Offer, the terms of which are summarized below.

Job Details

Job Title/Department: EVP, Chief Financial Officer

Location: Austin, TX

Primary Contact: Alex Davern

Scheduled Start Date: May 9, 2017

Compensation Package

$31,250 per month ($375,000.00 if annualized), net of applicable withholdings.  There is no state income tax in Texas.

Merit Review

Your first merit review will normally be conducted during the closest review cycle at approximately 12 months of employment.

Annual Incentive Plan

You will be entitled to participate in the NI Annual Incentive Plan with target bonus opportunity of 40% of Base Salary ($150,000.00) with performance goals commensurate to your position, as specified by the Compensation Committee.

Signing Bonus

As additional compensation, the Company will pay you $40,000.00 less taxes and applicable withholding, within 45 days of your start date. Should you voluntarily terminate your employment at NI or if you are terminated for “cause” before the second anniversary of your start date, you agree to reimburse NI for the full gross amount of the signing bonus.

For purposes of the foregoing repayment obligation under “Signing Bonus” and the provisions of “Restricted Stock Unit Recommendation” below, “cause” will mean any of the following circumstances: (i) your indictment for the commission of any felony or a misdemeanor involving deceit, material dishonesty or fraud, or any willful conduct that would reasonably be expected to result in material injury or reputational harm to NI if you were retained in your position; (ii) unauthorized disclosure of material trade secrets or other material confidential information related to the business of NI and its subsidiaries or affiliates; (iii) continued failure substantially to perform your duties with NI (other than any such failure resulting from your  disability) after a written demand which demand identifies the specific failure to substantially perform your duties, and which performance is not substantially corrected by you within 30 days of receipt of such demand; (iv) a breach by you of your fiduciary duties and responsibilities to NI that results in a material adverse effect on NI’s business, operations, prospects or reputation; (v) knowing participation in releasing false or materially misleading financial statements or submission of a false certification to the Securities and Exchange Commission or other governmental agency or authority; or (vi) a material violation of NI’s Code of Ethics, as determined by the Board in its sole discretion.

Restricted Stock Unit Recommendation

At the first regularly scheduled meeting of National Instruments’ Compensation Committee following the commencement of your employment, management will recommend that you receive 20,000 restricted stock units (RSUs), which will be worth the fair market value upon vesting. The vesting period for these RSUs is straight-line over 4 years, or 25% annually.  If your employment is terminated by the Company without “cause” during your first two years of employment with National Instruments, the vesting of this initial new hire grant will be accelerated and will fully vest immediately.  The award of restricted stock units will be made in accordance with and subject to the terms of NI’s 2015 Equity Incentive Plan and your related Restricted Stock Unit Agreement, and is conditional upon your continued employment with the Company at the time the award is finalized.

Employee and Fringe Benefits

National Instruments is pleased to offer you a competitive benefits package including medical, dental, 401(k), company performance bonus, and stock purchase plan. All employees are required to provide proof of eligibility for all dependents they choose to enroll in the National Instruments medical and/or dental plans. More information on these programs and others are included in the enclosed Benefits Summary. Effective October 1, 2012, National Instruments United States locations are smoke and tobacco free. Effective January 1, 2013, National Instruments employees who use smoke or tobacco products and are enrolled on the National Instruments medical plan may be subject to a monthly surcharge. For more information, please see the enclosed National Instruments Benefits Summary.

Vacation

During your first year of employment, vacation will accrue at a rate of 25 days per year, and subsequently will increase per the schedule included in the National Instruments Benefits Information Packet.

Restrictive Covenants

During your tenure and for a specified period after your employment ends, you will be subject to customary noncompetition, nonsolicitation, and nondisclosure covenants applicable to senior-level NI executives.

Dispute Resolution

Any disputes involving your employment with NI or its termination will be resolved by binding arbitration to be held in Dallas, Texas in accordance with the National Rules for the Resolution of Employment Disputes (or any successor thereto) of the American Arbitration Association.

Additional Information This employment offer and any subsequent employment is contingent upon the following criteria:

•	Please communicate your offer decision by March 27, 2017. If we have not received your response by this date, we will assume you have declined our offer.
•	Signing of Disclosure and Assignment of Intellectual Property to National Instruments prior to beginning employment.
•	Signing of the National Instruments Corporation Code of Ethics document.
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Providing proof of eligibility to work in the United States. In compliance with the regulations of the federal E-Verify electronic employment eligibility verification system, your I-9 Employment Verification Form will be verified by the applicable government agencies. You will also be required to provide supporting documentation to the I-9 form within three (3) working days of the start of your employment with NI. Enclosed in your offer packet is a "List of Acceptable Documents" form, which lists documents that meet this requirement. Please review this list carefully, so you can determine what documentation is most appropriate and can produce it within the required period.

•

In order for you to perform your job duties, you may need to have access to certain technologies that are subject to export control under U.S. and other applicable export control regulations. In order to verify whether you may have access to such technologies without an Export License, National Instruments must verify your citizenship and, if applicable, last country in which you were granted legal permanent residence. Please provide this information to National Instruments with your acceptance of this offer. Depending upon your citizenship and last country of legal permanent residence, it may be necessary for National Instruments to apply for and obtain an Export License. If this is the case, your assistance and full cooperation will be required. Failure to provide all necessary information necessary to obtain an Export License or observe the license terms set forth in the Export License may result in termination of your employment.

•

Signing of an Authorization Agreement for Automatic Deposits. This form will authorize National Instruments to deposit your paycheck directly into the bank of your choice. This document must be provided on your first day of employment.

Your employment with National Instruments will be "At Will" for no specific time period and can be terminated by you or National Instruments at any time, with or without cause or advance notice. This "At Will" employment relationship will remain in effect for the duration of your employment and can only be modified by an express written contract, signed by you and an executive officer of National Instruments. It may not be modified or altered by any oral or implied agreement.

To indicate your acceptance of our offer, please sign and return this National Instruments Job Offer, the Additional Required Information Form, and the Confidentiality Agreement in the envelope provided in your offer packet. Please retain a copy for your records.

Best Regards,

_/s/Alex Davern_______________________________	_/s/Cate Prescott_______________________________
Alex Davern Chief Executive Officer	Cate Prescott Vice President, Global Human Resources
I accept this offer of employment:
Signature: _/s/Karen Rapp________________________ Date: _March 22, 2017__________ Karen Rapp

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